SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)
(Amendment No. 2)

FRONTSTEP, INC. (f/k/a Symix Systems, Inc.)
(Name of Issuer)
Common Stock without par value
(Title of Class of Securities)
35921W 10 1
(CUSIP Number)
Fallen Angel Capital, L.L.C.

Barry Goldsmith
Fallen Angel Capital, L.L.C.
125 Half Mile Rd.
Red Bank, New Jersey 07702
Tel. No. 732-945-1000

with a copy to:

John A. Bick
Davis Polk & Wardwell
450 Lexington Avenue
New York, New York 10017
Tel. No.: 212-450-4350

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
July 9, 2002
(Date of Event Which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following:  ☐

(Continued on following pages)
Page 1 of 8 Pages

CUSIP No. 35921W 10 1	13D		Page	2	of	8	Pages

1.		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Fallen Angel Equity Fund, L.P.

2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐
(b) ☐

3.		SEC USE ONLY

4.		SOURCE OF FUNDS* Not applicable

5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION DE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	-0-
	8.	SHARED VOTING POWER	1,012,195
	9.	SOLE DISPOSITIVE POWER	-0-
	10.	SHARED DISPOSITIVE POWER	1,012,195
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,012,195 - See Item 4 and Item 5
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*				☒

13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.8%† — See Item 4 and Item 5
14.		TYPE OF REPORTING PERSON*
PN, IA
*SEE INSTRUCTIONS BEFORE FILLING OUT!

        † Assumes 7,568,218 shares of Common Stock (as defined herein) outstanding based on the Issuer’s quarterly report on Form 10-Q for the quarterly period ended March 31, 2002 filed with the Securities and Exchange Commission on May 15, 2002 and assumes conversion and exercise of all Preferred Stock, Warrants and Initial Notes (each as defined herein), beneficially owned by the Reporting Person identified above in Item 1 hereto.

CUSIP No. 35921W 10 1	13D		Page	3	of	8	Pages

1.		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Fallen Angel Equity Fund, L.L.C.

2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐
(b) ☐

3.		SEC USE ONLY

4.		SOURCE OF FUNDS* OO

5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION DE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	-0-
	8.	SHARED VOTING POWER	1,012,195
	9.	SOLE DISPOSITIVE POWER	-0-
	10.	SHARED DISPOSITIVE POWER	1,012,195
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,012,195 - See Item 4 and Item 5
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*				☒

13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.8%† — See Item 4 and Item 5
14.		TYPE OF REPORTING PERSON*
CO, IA
*SEE INSTRUCTIONS BEFORE FILLING OUT!

        † Assumes 7,568,218 shares of Common Stock (as defined herein) outstanding based on the Issuer’s quarterly report on Form 10-Q for the quarterly period ended March 31, 2002 filed with the Securities and Exchange Commission on May 15, 2002 and assumes conversion and exercise of all Preferred Stock, Warrants and Initial Notes (each as defined herein), beneficially owned by the Reporting Person identified above in Item 1 hereto.

        This Amendment No. 2 amends the Report on Schedule 13D, originally filed on May 19, 2000 (the “Original Schedule 13D”) and subsequently amended by the Amendment No. 1 filed on March 11, 2002 (the “Amendment No. 1”, and the Original Schedule 13D as amended by the Amendment No. 1, the “Schedule 13D”). Capitalized terms used without definitions in this Amendment No. 2 shall have the respective meanings ascribed to them in the Schedule 13D. References to “herein” and “hereof” are references to the Schedule 13D, as amended by this Amendment No. 2.

Item 1. Security and Issuer.

        The first paragraph under Item 1 of the Schedule 13D is hereby deleted in its entirety and replaced as follows:

        This statement relates to the shares of common stock, without par value (the “Common Stock”) of Frontstep, Inc. formerly known as Symix Systems, Inc., an Ohio corporation (the “Company”). Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Act”), this statement also relates to shares of Common Stock issuable upon (i) exercise of certain warrants issued by the Company on May 10, 2000 (the “2000 Warrants”); (ii) exercise of certain warrants issued by the Company on March 7, 2002 (the “2002 Warrants”, and, together with the 2000 Warrants, the “Warrants”); (iii) conversion of shares of Series A Convertible Preferred Stock, without par value (the “Preferred Stock”); and (iv) conversion of the Initial Notes (as defined below) owned by the Reporting Persons.

Item 4. Purpose of Transaction.

         Item 4 of the Schedule 13D is hereby amended by:

        (a) deleting the second paragraph under the caption “2002 Transaction” in its entirety and replacing it as follows:

         Simultaneously with entering into the 2002 Securities Purchase Agreement, the Company and the Investors amended and restated the Investor Rights Agreement (the “Amended and Restated Investor Rights Agreement”).
         Additionally, pursuant to the 2002 Securities Purchase Agreement, the Company agreed to issue and sell to the 2002 Investors, and the 2002 Investors agreed to purchase, subject to certain conditions, including the approval of the Company’s shareholders, in aggregate $3,500,000 principal amount of 10% subordinated convertible notes due May 10, 2004 (the “Convertible Notes”).
        On June 20, 2002, the Company’s Shareholders, among other things, approved the issuance of the Convertible Notes, and the issuance of common shares upon conversion of the Initial Notes. On July 9, 2002, the Company and the 2002 Investors entered into Amendment Number One (the “SPA Amendment”) to the 2002 Securities Purchase Agreement. Execution of the SPA Amendment constituted the “Convertible Closing” as such term is defined in the Initial Notes; therefore, the Initial Notes are now convertible, at the election of the holder at any time after July 9, 2002, into Common Stock, at a conversion price per share initially equal to $2.4876. In addition, the SPA Amendment permits the Company to issue Convertible Notes in an amount not to exceed $3,500,000 as the Company requires additional funding for its operating needs provided that the Company provides the 2002 Investors adequate notice and follows certain procedures. As of July 9, 2002, all conditions precedent to the 2002 Investors’ obligation to purchase the Convertible Notes, except receipt of any such notices and evidence of compliance with such procedures, have been satisfied.

        (b) amending the description under the caption “Description of the Initial Notes and 2002 Warrants” by:

(i)     replacing the first paragraph under the sub-caption “ Conversion” in its entirety as follows:

       Conversion. Pursuant to terms thereof, the Initial Notes owned by the Funds will be convertible into shares of Common Stock, at the election of the holder at any time after July 9, 2002, at a conversion price per share initially equal to $2.4876.
(ii)     deleting the entire paragraph under the sub-caption “Holder Put Right”.

        (c) amending the description under the caption “Amended and Restated Investor Rights Agreement” by:

(i)     deleting the clause “Within 90 days of the date of issuance of the Convertible Notes” and replacing it with “Within 90 days of the date of execution of the SPA Amendment” in the first sentence in the paragraph immediately following the sub-caption “Registration Rights”; and
(ii)     deleting the second full sentence in the same paragraph in its entirety and replacing it with “As of June 30, 2002, the Company is obligated to use its reasonable best efforts to effect the registration of the Common Stock into which the 2002 Warrants beneficially owned by the 2002 Investors may be exercised within 90 days of June 30, 2002.”

        (d) replacing the last paragraph of Item 4 in its entirety as follows:

(ii)     The foregoing description is qualified in its entirety by reference to: (i) the text of the 2000 Securities Purchase Agreement which was filed as Exhibit 5 to the Original Schedule 13D; (ii) the text of the Form of Article Fourth of the Amended Articles of Incorporation which was filed as Exhibit 3 to the Original Schedule 13D; (iii) the text of the 2002 Securities Purchase Agreement which is filed as Exhibit 6 to the Amendment No. 1; (iv) the text of the Amended and Restated Investor Rights Agreement which is filed as Exhibit 5 to the Amendment No. 1; and (v) the text of the SPA Amendment which is filed as Exhibit 7 to this Amendment No. 2.

Item 5. Interest in Securities of the Issuer.

         Item 5 of the Schedule 13D is hereby amended by:

        (a) deleting the second and the third paragraphs under Item 5 and replacing them as follows:

         If all of the outstanding Preferred Stock were converted into Common Stock as of July 9, 2002, FAEF would own 666,668 shares of Common Stock, which would represent approximately 6.8% of the Common Stock (or approximately 6.0% of the Common Stock if all outstanding options held by employees of the Company that were exercisable had been exercised on July 9, 2002).
        FAEF has acquired and, for purposes of Rule 13d-3 promulgated under the Exchange Act, may be deemed to own beneficially, in the aggregate, 166,667 shares of Preferred Stock convertible into 666,668 shares of Common Stock, 239,167 Warrants exercisable for 239,167 shares of Common Stock, and $264,582 principal amount of Initial Notes convertible into 106,360 shares of Common Stock. If all of the outstanding Warrants were exercised and all of the Preferred Stock and Initial Notes were converted into Common Stock as of July 9, 2002, FAEF would have held an aggregate of 1,012,195 shares of Common Stock, which would have represented approximately 8.8% of the Common Stock (or approximately 7.9% of the Common Stock if all outstanding options held by employees of the Company that were exercisable had been exercised on July 9, 2002).

         (b) deleting the fifth paragraph under Item 6 and replacing it as follows:

        FAC may be deemed to have shared voting and dispositive power with respect to the Common Stock underlying the Preferred Stock, the Warrants, and the Initial Notes beneficially held by FAEF.

Item 7. Material to be Filed as Exhibits.

         Item 7 of the Schedule 13D is hereby replaced in its entirety by the following:
Exhibit 1:	Joint Filing Agreement among the Reporting Persons
Exhibit 2:	Form of Article Fourth of the Amended Articles of Incorporation (previously filed as Exhibit 3 to Original Schedule 13D on May 19, 2000)
Exhibit 3:	Investor Rights Agreement (previously filed as Exhibit 4 to Original Schedule 13D on May 19, 2000)
Exhibit 4:	2000 Securities Purchase Agreement (previously filed as Exhibit 5 to Original Schedule 13D on May 19, 2000)
Exhibit 5:	Amended and Restated Investor Rights Agreement (previously filed as Exhibit 5 to Amendment No. 1 on March 11, 2002)
Exhibit 6:	2002 Securities Purchase Agreement (previously filed as Exhibit 6 to Amendment No. 1 on March 11, 2002)
Exhibit 7:	SPA Amendment

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 10, 2002
FALLEN ANGEL CAPITAL, L.L.C. By: /s/ Barry Goldsmith Name: Barry Goldsmith Title: Member

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Date: July 10, 2002	FALLEN ANGEL CAPITAL, L.P. By: Fallen Angel Capital, L.L.C. its General Partner By: /s/ Barry Goldsmith Name: Barry Goldsmith Title: Member

INDEX TO EXHIBITS
Exhibit 1:	Joint Filing Agreement among the Reporting Persons
Exhibit 2:	Form of Article Fourth of the Amended Articles of Incorporation (previously filed as Exhibit 3 to Original Schedule 13D on May 19, 2000)
Exhibit 3:	Investor Rights Agreement (previously filed as Exhibit 4 to Original Schedule 13D on May 19, 2000)
Exhibit 4:	2000 Securities Purchase Agreement (previously filed as Exhibit 5 to Original Schedule 13D on May 19, 2000)
Exhibit 5:	Amended and Restated Investor Rights Agreement (previously filed as Exhibit 5 to Amendment No. 1 on March 11, 2002)
Exhibit 6:	2002 Securities Purchase Agreement (previously filed as Exhibit 6 to Amendment No. 1 on March 11, 2002)
Exhibit 7:	SPA Amendment

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